Exhibit 4.2
Description of Ohio Valley Banc Corp. Capital Stock
As of December 31, 2019, Ohio Valley Banc Corp., an Ohio corporation (“Ohio Valley,” the “Company,” “we,” or “our”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, without par value (“Common Shares”).
Ohio Valley’s Amended Articles of Incorporation (the “Articles”) authorize 10,000,000 Common Shares, without par value, and do not authorize any other class or series of capital stock of the Company.
The following summary is subject to, and qualified in its entirety by reference to, the Articles and our Code of Regulations (the “Regulations”), as well as the applicable provisions of Chapters 1701, 1704 and 1707 of the Ohio Revised Code. For a complete description of the terms and provisions of our Common Shares, please refer to the Articles and the Regulations, both of which are filed as exhibits to Ohio Valley’s Annual Report on Form 10-K.
Common Shares
Holders of our Common Shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting in the election of directors. Accordingly, the holders of a majority of our outstanding Common Shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Holders of our Common Shares are entitled to receive dividends ratably when, as, and if declared by the Board of Directors out of funds legally available for the payment of dividends. Upon our liquidation, dissolution or winding up, holders of our Common Shares are entitled to share ratably in all assets remaining after payment of liabilities. Holders of our Common Shares have no preemptive rights and have no rights to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to our Common Shares. Our outstanding Common Shares are fully paid and nonassessable.
We have the right, but not the obligation, to repurchase our Common Shares from our shareholders; however, we are not permitted to repurchase our Common Shares if, after the repurchase, we would be insolvent or our assets would be less than our liabilities plus our stated capital.
Transfer Agent and Registrar
We serve as the transfer agent and registrar for our Common Shares. You may reach our stock transfer department at our main office located at 420 Third Avenue, Gallipolis, Ohio 45631. The telephone number for our stock transfer department is (740) 446-2631, extension 365.
Listing
Our Common Shares are listed on the NASDAQ Global Market under the symbol “OVBC.”
Ohio Anti-takeover Statutes
Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.
Ohio Revised Code Section 1701.831 is a “control share acquisition” statute. The control share acquisition statute provides, in essence, that any person acquiring shares of an “issuing public corporation” (which Ohio Valley meets by definition) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more.
The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately-negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, for which the statutorily prescribed form of notice has been given and at which the statutorily prescribed quorum is present, by the affirmative vote of the majority of the voting power of the corporation in the election of directors represented at the meeting and by a majority of the portion of such voting power, excluding the voting power of interested shares.
A corporation may elect not to be covered by the provisions of the control share acquisition statute by the adoption of an appropriate amendment to its articles of incorporation or its regulations. We have not adopted such an amendment.
Ohio Revised Code Chapter 1704 is a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation otherwise provide, an “issuing public corporation” (which Ohio Valley meets by definition) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such transaction. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve at least 5% of the aggregate fair market value of the assets or shares of the issuing public corporation or assets representing at least 10% of its earning power or income. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.
A corporation may elect not to be covered by the provisions of Ohio Revised Code Chapter 1704 by the adoption of an appropriate amendment to its articles of incorporation. We have adopted such an amendment.
Ohio also has enacted Ohio Revised Code Section 1707.043, which provides that a person who announces a control bid with respect to an Ohio corporation that has issued and outstanding shares listed on a national securities exchange (which Ohio Valley does with our Common Shares) must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.
In addition, Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.
The overall effect of the statutes described above may be to render more difficult or discourage the removal of incumbent management of an Ohio corporation or the assumption of effective control of an Ohio corporation by other persons.
Anti-Takeover Provisions of Our Articles and Regulations
Our Articles and Regulations contain certain provisions which may be deemed to have anti-takeover effects. The following summary is not complete and is qualified in its entirety by reference to our Articles and Regulations.
Supermajority Voting Provisions
Unless at least two-thirds of the whole authorized number of directors recommend their approval, the following actions require the affirmative vote of the holders of 80% of our voting power: (i) amendments of our Articles or adoption of amended Articles; (ii) amendment of our Regulations or adoption of new Regulations; (iii) a merger or consolidation of us with or into another corporation; (iv) a combination or majority share acquisition involving the issuance of our Common Shares and requiring shareholder approval; (v) a sale, lease or exchange of all or substantially all of our assets; (vi) our dissolution; or (vii) a proposal to fix or change the number of our directors by action of the shareholders. If these actions are approved by two-thirds of the whole authorized number of our directors, then such actions must be approved by shareholders holding only a majority of the voting power.
Transactions with Certain Shareholders
Unless minimum price requirements are complied with and a proxy statement is submitted to our shareholders for the purpose of soliciting shareholder approval of the transaction, our Articles require the affirmative vote of 80% of our outstanding Common Shares (and in certain circumstances, a higher percentage) for approval of mergers, business combinations and other similar transactions with holders of shares representing at least 20% of the voting power of the Company entitled to vote in the election of directors. Additionally, the provision of our Articles containing this requirement may not be amended or repealed without the affirmative vote of our shareholders discussed in the preceding sentence.
Classified Board of Directors
Our Regulations classify the Board of Directors into three classes serving staggered three-year terms, and our Articles eliminate cumulative voting for directors.
Shareholder Nominations
Pursuant to our Regulations, shareholder nominations for directors must be made in writing and delivered or mailed to our executive offices not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if we give less than 21 days’ notice of the meeting to our shareholders, the nomination must be mailed or delivered not later than the close of business on the seventh day after the day on which we mailed the notice. Each nomination must contain the following information to the extent known by the nominating shareholder: (i) the name and address of each nominee; (ii) the principal occupation of each nominee; (iii) the total number of our Common Shares that will be voted for each nominee; (iv) the name and residence address of the nominating shareholder; (v) the number of our Common Shares owned by the nominating shareholder; and (vi) any other information required to be disclosed with respect to the nominee under the SEC’s proxy rules.
Removal of Directors
Our Articles provide that directors may be removed only by the affirmative vote of the holders of 80% of the voting power at an election of directors, and only for cause.